Free Writing Prospectus (To the Prospectus dated March 29, 2007, Prospectus Supplement dated March 24, 2008, and Index Supplement dated July 15, 2008)	Filed Pursuant to Rule 433 Registration No. 333-132936-14 July 16, 2008

Credit Suisse	$ Dual-Directional Buffered Return Enhanced Notes (M-BREN) Linked to a Basket Consisting of the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index due August 11, 2009 Medium-Term Notes

General

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  The notes are designed for investors who seek at maturity a return of two times the appreciation of each reference index in a weighted basket of three dual directional buffered return enhanced components, consisting of the Dow Jones EURO STOXX 50® Index, the FTSE 100™ Index and the TOPIX® Index, each of which is subject to a different maximum return as described below. If a reference index declines by up to 10%, investors will receive a return for that basket component equal to the absolute value of the component return. Investors should be willing to forgo interest and dividend payments and, if the reference index declines by more than 10%, be willing to lose some or all of their principal.

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  Senior unsecured obligations of Credit Suisse, acting through its Nassau branch, maturing August 11, 2009[nc_cad,217].

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  Minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.

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  The notes are expected to price on or about July 18, 2008 and are expected to issue on or about July 23, 2008.

Key Terms

Issuer:	Credit Suisse, acting through its Nassau branch
Basket/Reference Index:
A basket comprised of three dual directional buffered return enhanced components (each a "basket component", and together, the "basket components"), each linked to an equity index (each a "reference index", and together, the "reference indices"), weighted as indicated:

Reference Index	Component Weighting	Upside Leverage Factor	Maximum Return*	Downside Leverage Factor
EURO STOXX 50® Index	55%	2.0	15.00%	1.1111
FTSE™ 100 Index	25%	2.0	13.50%	1.1111
TOPIX® Index	20%	2.0	12.60%	1.1111

*       The actual maximum return for each basket component will be set on the trade date and will not be less than the applicable percentage set forth in the table above. The maximum payment at maturity, based on the percentages set forth above, is $1,141.45 per $1,000 principal amount of notes.

Redemption Amount:	The amount you will receive at maturity is based on the basket return, which in turn is based on the performance of the basket components. At maturity, your payment per $1,000 principal amount note will be calculated as follows:
$1,000 + (1,000 * basket return)

Basket Return:	The basket performance will be calculated as follows:

W(i) = the weighting of each basket component. CR(i) = the component return of each basket component.
Component Return:	With respect to each basket component, the component return will be calculated as follows:
If the final index level of the reference index is greater than or equal to its initial index level, then the component return for such reference index is equal to the index return multiplied by the upside leverage factor, subject to the maximum return for such basket component. Accordingly, in respect of each basket component, if the index return for such basket component is greater than or equal to the maximum return for such basket component, then the component return for such basket component is equal to the maximum return for such basket component.
If the final index level of the reference index declines from its initial index level by up to 10%, then the component return for such reference index is equal to the absolute value of the index return.
If the final index level of the reference index declines by more than 10%, then the component return for such reference index underlying is equal to (a) the sum of the index return and 10% multiplied by (b) the downside leverage factor.
For each basket component, if the final index level of the applicable reference index declines from its initial index level by more than 10%, your return on the notes at maturity may be adversely affected and you may lose some or all of your investment at maturity.

Index Return:	The performance of the reference index from the initial index level to the final index level, calculated as follows:
Final Index Level - Initial Index Level Initial Index Level
Initial Index Level:	[•] with respect to Dow Jones EURO STOXX 50® Index, [•] with respect to FTSE 100™ Index and [•] with respect to TOPIX® Index, which in each case is the closing index level on the trade date.
Final Index Level:	With respect to each reference index, the closing index level of such reference index on the index valuation date.
Index Valuation Date:[nc_cad,217]	August 6, 2009
Maturity Date:[nc_cad,217]	August 11, 2009
Calculation Agent:	Credit Suisse International
CUSIP/ISIN:	22546ECM4 and US22546ECM49
[nc_cad,217]
Subject to postponement in the event of a market disruption event and as described under "Description of the Securities—Maturity" and "—Market disruption events" in the accompanying product supplement.

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement, "Risk Factors" beginning on page IS-3 of the accompanying index supplement and "Selected Risk Considerations" of this free writing prospectus.

	Price to the Public[1]	Agent's Commission[2]	Proceeds to Credit Suisse
Per Note	100%	1%	99%
Total	$	$	$
1
The price to the public for certain fiduciary accounts is $990 per $1,000 principal amount note. The price to the public for all other purchases of notes is $1,000 per $1,000 principal amount note.
2
J.P. Morgan Securities Inc., which we refer to as JPMSI, and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. JPMorgan Chase Bank, N.A. will forego fees for sales to fiduciary accounts. JPMSI will receive a fee from Credit Suisse or one of our affiliates of 1% of the principal amount of the notes.

Delivery of the notes in book-entry form only will be made through The Depository Trust Company on or about July 23, 2008.

The notes will be issued in minimum denominations of $20,000 and integral multiples of $1,000 in excess thereof.

The securities are not deposit liabilities and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined if this free writing prospectus or the index supplement product supplement, prospectus supplement or prospectus to which it relates are truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Credit Suisse has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission ("SEC") for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated March 29, 2007, the prospectus supplement dated March 25, 2008, product supplement dated July 15, 2008, the index supplement dated July 15, 2008 and other documents Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. Buyers should rely upon the prospectus, prospectus supplement, product supplement, index supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Credit Suisse has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, index supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Credit Suisse sales representative.

You may revoke your offer to purchase the notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated March 29, 2007, as supplemented by the prospectus supplement dated March 24, 2008, the product supplement dated July 15, 2008 and the index supplement dated July 15, 2008, relating to our Medium-Term Notes of which these notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the product supplement and the index supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

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  Prospectus dated March 29, 2007:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746908007941/a2186710z424b2.htm

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  Prospectus supplement dated March 24, 2008:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746908003313/a2184026z424b2.htm

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  Product supplement dated July 15, 2008:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746908008181/a2186663z424b2.htm

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  Index Supplement dated July 15, 2008:
  http://www.sec.gov/Archives/edgar/data/1053092/000104746908008171/a2186865z424b2.htm

Our Central Index Key, or CIK, on the SEC website is 1053092. As used in this free writing prospectus, the "Company," "we," "us," or "our" refers to Credit Suisse.

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What is the index return and corresponding component return for each reference index, assuming a range of performance for each reference index?

The following table illustrates a hypothetical index return and hypothetical corresponding component return for each reference index. The hypoethical index returns and component returns set forth below assume an initial index level of 3200, 5300 and 1280 for the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index, respectively, and a maximum return of 15.00%, 13.50% and 12.60% for the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index, respectively. The hypothetical index returns and component returns set forth below are for illustrative purposes only and may not be the actual index returns and component returns applicable to the notes. The numbers appearing in the following table have been rounded for ease of analysis.

Dow Jones EURO STOXX 50® Index			FTSE 100™ Index			TOPIX® Index
Final Index Level	Index Return	Component Return	Final Index Level	Index Return	Component Return	Final Index Level	Index Return	Component Return
3840	20.00%	15.00%	6360	20.00%	13.50%	1536	20.00%	12.60%
3680	15.00%	15.00%	6095	15.00%	13.50%	1472	15.00%	12.60%
3520	10.00%	15.00%	5830	10.00%	13.50%	1408	10.00%	12.60%
3360	5.00%	10.00%	5565	5.00%	10.00%	1344	5.00%	10.00%
3200	0.00%	0.00%	5300	0.00%	0.00%	1280	0.00%	0.00%
3040	-5.00%	5.00%	5035	-5.00%	5.00%	1216	-5.00%	5.00%
2880	-10.00%	10.00%	4770	-10.00%	10.00%	1152	-10.00%	10.00%
2560	-20.00%	-11.11%	4240	-20.00%	-11.11%	1024	-20.00%	-11.11%
2240	-30.00%	-22.22%	3710	-30.00%	-22.22%	896	-30.00%	-22.22%
1920	-40.00%	-33.33%	3180	-40.00%	-33.33%	768	-40.00%	-33.33%
1600	-50.00%	-44.44%	2650	-50.00%	-44.44%	640	-50.00%	-44.44%
1280	-60.00%	-55.56%	2120	-60.00%	-55.56%	512	-60.00%	-55.56%
960	-70.00%	-66.67%	1590	-70.00%	-66.67%	384	-70.00%	-66.67%
640	-80.00%	-77.78%	1060	-80.00%	-77.78%	256	-80.00%	-77.78%
320	-90.00%	-88.89%	530	-90.00%	-88.89%	128	-90.00%	-88.89%
0	-100.00%	-100.00%	0	-100.00%	-100.00%	0	-100.00%	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the index return for each reference index and the corresponding component return for each basket component set forth in the table above are calculated.

Example 1: The level of the Dow Jones EURO STOXX 50® Index increases from an initial index level of 3200 to a final index level of 3360, the FTSE™ 100 Index increases from an initial index level of 5300 to a final index level of 5565, and the level of the TOPIX® Index increases from an initial index level of 1280 to a final index level of 1344.    Because the final index level of each reference index is greater than its initial index level, and each of the index return of 5.00% for the Dow Jones EURO STOXX 50® Index, 5.00% for the FTSE™ 100 Index and 5.00% for the TOPIX® Index, each multiplied by 2, does not exceed the applicable maximum return of 15.00%, 13.50% and 12.60%, respectively, the basket return is calculated as follows:

[(5% × 2) x 55%] + [(5% × 2) x 25%] + [(5% × 2) x 20%] = 10.00%

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Accordingly, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 10.00%) = $1,100.00

Example 2: The level of the Dow Jones EURO STOXX 50® Index increases from an initial index level of 3200 to a final index level of 3840, the FTSE™ 100 Index increases from an initial index level of 5300 to a final index level of 6360, and the level of the TOPIX® Index increases from an initial index level of 1280 to a final index level of 1536.    Because the final index level of each reference index is greater than its initial index level, and each of the index return of 20.00% for the Dow Jones EURO STOXX 50® Index, 20.00% for the FTSE™ 100 Index and 20.00% for the TOPIX® Index, each multiplied by 2, exceeds the applicable maximum return of 15.00%, 13.50% and 12.60%, respectively, the basket return is calculated as follows:

(15.00% × 55%) + (13.50% × 25%) + (12.60% × 20%) = 14.145%

Accordingly, the investor receives a payment at maturity of $1,141.45 per $1,000 principal amount note, which reflects the maximum possible payment at maturity, calculated as follows:

$1,000 + ($1,000 × 14.145%) = $1,141.45

Example 3: The level of the Dow Jones EURO STOXX 50® Index increases from an initial index level of 3200 to a final index level of 3520, the FTSE™ 100 Index increases from an initial index level of 5300 to a final index level of 5565, and the level of the TOPIX® Index increases from an initial index level of 1280 to a final index level of 1344.    Because the final index level of each reference index is greater than its initial index level, and the index return of 10.00% for the Dow Jones EURO STOXX 50® Index multiplied by 2 exceeds the applicable maximum return of 15.00%, while each of the index return of 5.00% for the FTSE™ 100 Index and 5.00% for the TOPIX® Index, each multiplied by 2, does not exceed the applicable maximum return of 13.50% and 12.60%, respectively, the basket return is calculated as follows:

(15.00% × 55%) + [(5% × 2) x 25%] + [(5% × 2) x 20%] = 12.75%

Accordingly, the investor receives a payment at maturity of $1,127.50 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 12.75%) = $1,127.50

Example 4: The level of the Dow Jones EURO STOXX 50® Index decreases from an initial index level of 3200 to a final index level of 3040, the FTSE™ 100 Index decreases from an initial index level of 5300 to a final index level of 5035, and the level of the TOPIX® Index decreases from an initial index level of 1280 to a final index level of 1216.    Because the final index level of each reference index is less than its initial index level by not more than 10%, and each of the index return of -5.00% for the Dow Jones EURO STOXX 50® Index, -5.00% for the FTSE™ 100 Index and -5.00% for the TOPIX® Index, the basket return is calculated as follows:

[(-(-5%) × 55%] + [-(-5%) × 25%] + [-(-5%) × 20%] = 5.00%

Accordingly, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 5: The level of the Dow Jones EURO STOXX 50® Index decreases from an initial index level of 3200 to a final index level of 2560, the FTSE™ 100 Index decreases from an initial index level of 5300 to a final index level of 4240, and the level of the TOPIX® Index decreases from an initial index

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level of 1280 to a final index level of 1024.    Because the final index level of each reference index is less than its initial index level by more than 10%, the basket return is calculated as follows:

{[(-20% + 10%) × 1.1111] × 55%} + {[(-20% + 10%) × 1.1111] × 25%} +
{[(-20% + 10%) × 1.1111) × 20%} = -11.11%

Accordingly, the investor receives a payment at maturity of $888.89 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -11.111%) = $888.89

Example 6: The level of the Dow Jones EURO STOXX 50® Index decreases from an initial index level of 3300 to a final index level of 2240, the FTSE 100™ Index decreases from an initial index level of 5300 to a final index level of 5035, and the level of the TOPIX® Index decreases from an initial index level of 1280 to a final index level of 768.    Because the final index level of the FTSE 100™ Index is less than its initial index level by not more than 10% and the final index level of each of the other reference index is less than its initial index level by more than 10%, the basket return is calculated as follows:

{[(-30% + 10%) × 1.1111] × 55%} + (5% × 25%) +
{[(-40% + 10%) × 1.1111) × 20%} = -17.64%

Accordingly, the investor receives a payment at maturity of $823.60 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 × –17.64%) = $823.60

Example 7: The level of the Dow Jones EURO STOXX 50® Index increases from an initial index level of 3200 to a final index level of 3360, the FTSE 100™ Index decreases from an initial index level of 5300 to a final index level of 4240, and the level of the TOPIX® Index decreases from an initial index level of 1280 to a final index level of 896.    Because the final index level of the Dow Jones EURO STOXX 50® Index is greater than its initial index level, and the index return of 5.00% multiplied by 2 does not exceed the applicable maximum return of 15.00%, and the final index level of each of the other reference indices is less than its initial index level by more than 10%, the basket return is calculated as follows:

[(5% × 2) x 55%] + {[(-20% + 10%) × 1.1111] × 25%} +
{[(-30% + 10%) × 1.1111) × 20%} = -1.722%

Accordingly, the investor receives a payment at maturity of $982.78 per $1,000 principal amount of notes, calculated as follows:

$1,000 + ($1,000 × -1.722%) = $982.78

Selected Purchase Considerations

  •
  Appreciation Potential—The notes provide the opportunity to enhance index returns by multiplying a positive index return of a reference index, if any, by 2.0, up to the applicable maximum return of 15.00%, 13.50% and 12.60% for the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index, respectively. Accordingly, the maximum possible payment at maturity is $1,141.45 for every $1,000 principal amount note. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

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  Limited Protection Against Loss—Payment at maturity of the principal amount of the notes is protected against a decline in the final level of each reference index, as compared to the applicable initial index level, of up to 10%. If the final index level of a reference index declines by more than 10%, for every 1% decline of the index level beyond 10%, the component return will be reduced by 1.1111%.

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  •
  Diversification Among the Reference Indices—The return on the notes is linked to a basket consisting of the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index. The EURO STOXX 50® Index is based on the capitalization of 50 component stocks of market sector leaders from within the Dow Jones EURO STOXX® Index, which includes stocks selected from the Eurozone. The FTSE™ 100 Index measures the composite price performance of stocks of the largest 100 companies traded on the London Stock Exchange. The TOPIX® Index measures changes in the aggregate market value of all Japanese common stocks listed on the First Section of the Tokyo Stock Exchange which have an accumulative length of listing of at least six months. For additional information about each reference index, see the information set forth under the "Dow Jones EURO STOXX 50® Index," "FTSE™ 100 Index," and "TOPIX® Index" sections in the accompanying index supplement.

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  Certain U.S. Federal Income Tax Considerations—Please refer to "Certain U.S. Federal Income Tax Considerations" in this free writing prospectus for a discussion of certain U.S. federal income tax considerations for making an investment in the notes.

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the basket, the basket components, the reference indices or any of the component stocks of the reference indices. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement and index supplement.

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  Your Investment in the Notes May Result in a Loss—The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket return is positive or negative. Your investment will be exposed on a leveraged basis to any decline in the levels of the references indices comprising the basket beyond 10% as compared to the initial index levels.

  •
  The Component Return for Each Reference Index is Limited to the Applicable Maximum Return—If the final index level of any reference index is greater than its initial index level, the component return linked to such reference index will not exceed the maximum return of 15.00%, with respect to the EURO STOXX 50® Index, 13.50% with respect to the FTSE™ 100 Index and 12.60% with respect to the TOPIX® Index, regardless of the appreciation in such reference index and application of the upside leverage factor, which may be significant. Accordingly, your payment at maturity will not exceed $1.141.45 for each $1,000 principal amount note.

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  No Interest or Dividend Payments or Voting Rights—As a holder of the notes, you will not receive periodic interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the stocks comprising the reference indices would have.

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  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which Credit Suisse Securities (USA) LLC will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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  •
  No Direct Exposure to Fluctuations in Foreign Exchange Rates—The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying the reference indices are based, although any currency fluctuations could affect the performance of the basket. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in your payment at maturity.

  •
  Lack of Liquidity—The notes will not be listed on any securities exchange. Credit Suisse Securities (USA) LLC intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Credit Suisse Securities (USA) LLC is willing to buy the notes.

  •
  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  •
  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the reference indices on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
  •
  Interest and yield rates in the market generally.

  •
  Economic, financial, political and regulatory or judicial events that affect the stocks comprising the reference indices or stock markets generally and that may affect the appreciation of the reference indices.

  •
  The volatility and expected volatility of the reference indices.

  •
  The time remaining to maturity of the notes.

  •
  The dividend rates on the stocks comprising the reference indices.

  •
  The exchange rate and volatility of the exchange rate between the U.S. dollar, the European Union euro, the British pound, the Japanese yen.

  •
  Our creditworthiness, including actual and anticipated downgrades in our credit ratings.

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Historical Information

The following graphs show the historical weekly performance of the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index through July 11, 2008. The index closing level of the EURO STOXX 50® Index, FTSE™ 100 Index and TOPIX® Index on July 11, 2008 was 3197.78, 5261.6 and 1285.91, respectively.

We obtained the index closing level of the reference indices below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels of each reference index should not be taken as an indication of future performance, and no assurance can be given as to the index closing level of any reference index on the valuation date. We cannot give you assurance that the performance of the reference indices will result in the return of any of your initial investment.

Historical Performance of the Dow Jones EURO STOXX 50® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Historical Performance of the FTSE™ 100 Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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Historical Performance of the TOPIX® Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

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Certain U.S. Federal Income Tax Considerations

The following discussion summarizes certain U.S. federal income tax consequences of owning and disposing of securities that may be relevant to holders of securities that acquire their securities from us as part of the original issuance of the securities. This discussion applies only to holders that hold their securities as capital assets within the meaning of the Internal Revenue Code of 1986, as amended (the "Code"). Further, this discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your individual circumstances or if you are subject to special rules, such as if you are:

  •
  a financial institution,

  •
  a mutual fund,

  •
  a tax-exempt organization,

  •
  a grantor trust,

  •
  certain U.S. expatriates,

  •
  an insurance company,

  •
  a dealer or trader in securities or foreign currencies,

  •
  a person (including traders in securities) using a mark-to-market method of accounting,

  •
  a person who holds securities as a hedge or as part of a straddle with another position, constructive sale, conversion transaction or other integrated transaction, or

  •
  an entity that is treated as a partnership for U.S. federal income tax purposes.

The discussion is based upon the Code, law, regulations, rulings and decisions, in each case, as available and in effect as of the date of this free writing prospectus, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been or will be sought as to the U.S. federal income tax consequences of the ownership and disposition of securities, and the following discussion is not binding on the IRS.

You should consult your tax advisor as to the specific tax consequences to you of owning and disposing of securities, including the application of federal, state, local and foreign income and other tax laws based on your particular facts and circumstances.

IRS CIRCULAR 230 REQUIRES THAT WE INFORM YOU THAT ANY TAX STATEMENT HEREIN REGARDING ANY U.S. FEDERAL TAX IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY PENALTIES. ANY SUCH STATEMENT HEREIN WAS WRITTEN TO SUPPORT THE MARKETING OR PROMOTION OF THE TRANSACTION(S) OR MATTER(S) TO WHICH THE STATEMENT RELATES. A PROSPECTIVE INVESTOR (INCLUDING A TAX-EXEMPT INVESTOR) IN THE SECURITIES SHOULD CONSULT ITS OWN TAX ADVISOR IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE SECURITIES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

Characterization of the Securities

There are no regulations, published rulings, or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of your securities. Thus, the characterization of the securities is not certain. Our special tax counsel,

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Orrick, Herrington & Sutcliffe LLP, has advised that the securities should be treated, for U.S. federal income tax purposes, as a prepaid forward contract, with respect to the reference index or indices that is eligible for open transaction treatment. In the absence of an administrative or judicial ruling to the contrary, we and, by acceptance of the securities, you, agree to treat your securities for all tax purposes in accordance with such characterization. In light of the fact that we agree to treat the securities as a prepaid forward contract, the balance of this discussion assumes that the securities will be so treated.

You should be aware that the characterization of the securities as described above is not certain, nor is it binding on the IRS or the courts. Thus, it is possible that the IRS would seek to characterize your securities in a manner that results in tax consequences to you that are different from those described above. For example, the IRS might assert that the securities constitute "contingent payment debt instruments" that are subject to special tax rules governing the recognition of income over the term of your securities. If the securities were to be treated as contingent debt, you would be required to include in income on an economic accrual basis over the term of the securities an amount of interest that is based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your securities, or the comparable yield. The amount of interest that you would be required to include in income on a current basis would not be matched by cash distributions to you since the securities do not provide for any cash payments during their term. You would recognize gain or loss upon the sale, redemption or maturity of your securities in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your securities. In general, your adjusted basis in your securities would be equal to the amount you paid for your securities, increased by the amount of interest you previously accrued with respect to your securities. Any gain you recognized upon the sale, redemption, or maturity of your securities would be ordinary income and any loss to the extent of interest you included in income in the current or previous taxable years in respect of your securities would be ordinary loss, and thereafter would be capital loss. It is also possible that the IRS would seek to characterize your securities as options, and thus as Code section 1256 contracts in the event that they are listed on a securities exchange. In such case, the securities would be marked-to-market at the end of the year and 40% of any gain or loss would be treated as short-term capital gain or loss, and the remaining 60% of any gain or loss would be treated as long-term capital gain or loss. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the securities for U.S. federal income tax or other tax purposes.

You should consult your tax adviser as to the tax consequences of such characterization and any possible alternative characterizations of your securities for U.S. federal income tax purposes.

U.S. Holders

For purposes of this discussion, the term "U.S. Holder," for U.S. federal income tax purposes, means a beneficial owner of securities that is (1) a citizen or resident of the United States, (2) a corporation (or an entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust, if (a) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds securities, the U.S. federal income tax treatment of such partnership and a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partnership, or a partner of a partnership, holding securities, you should consult your tax adviser regarding the tax consequences to you from the partnership's purchase, ownership and disposition of the securities.

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In accordance with the agreed-upon tax treatment described above, upon receipt of the redemption amount of the securities from us, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash received from us and the U.S. Holder's tax basis in the security at that time. For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at maturity. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Upon the sale or other taxable disposition of a security, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder's tax basis in the security (generally its cost). For securities with a term of more than one year, such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the security for more than one year at the time of disposition. For securities with a term of less than one year, such gain or loss will be short-term capital gain or loss.

Non-U.S. Holders Generally

In the case of a holder of the securities that is not a U.S. Holder and has no connection with the United States other than holding its securities (a "Non-U.S. Holder"), payments made with respect to the securities will not be subject to U.S. withholding tax, provided that such Non-U.S. Holder complies with applicable certification requirements. Any gain realized upon the sale or other disposition of the securities by a Non-U.S. Holder will generally not be subject to U.S. federal income tax unless (i) such gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder or (ii) in the case of an individual, such individual is present in the United States for 183 days or more in the taxable year of the sale or other disposition and certain other conditions are met.

Non-U.S. Holders that are subject to U.S. federal income taxation on a net income basis with respect to their investment in the securities should refer to the discussion above relating to U.S. Holders.

U.S. Federal Estate Tax Treatment of Non-U.S. Holders

The securities may be subject to U.S. federal estate tax if an individual Non-U.S. Holder holds the securities at the time of his or her death. The gross estate of a Non-U.S. Holder domiciled outside the United States includes only property situated in the United States. Individual Non-U.S. Holders should consult their tax advisers regarding the U.S. federal estate tax consequences of holding the securities at death.

IRS Notice on Certain Financial Transactions

On December 7, 2007, the IRS and the Treasury Department issued Notice 2008-2, in which they stated they are considering issuing new regulations or other guidance on whether holders of an instrument such as the securities should be required to accrue income during the term of the instrument. The IRS and Treasury Department also requested taxpayer comments on whether (a) the appropriate method for accruing income or expense (e.g., a mark-to-market methodology or a method resembling the noncontingent bond method), (b) income and gain on such an instrument should be ordinary or capital, and (c) foreign holders should be subject to withholding tax on any deemed income accrual.

Accordingly, it is possible that regulations or other guidance may be issued that require holders of the securities to recognize income in respect of the securities prior to receipt of any payments thereunder or sale thereof. Any regulations or other guidance that may be issued could result in income and gain (either at maturity or upon sale) in respect of the securities being treated as ordinary income. It is also possible that a Non-U.S. Holder of the securities could be subject to U.S. withholding tax in respect of the securities under such regulations or other guidance. It is not possible to determine whether such regulations or other guidance will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding Notice 2008-2 and its possible impact on you.

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Possible Legislation on Prepaid Forward Contracts

On December 19, 2007, Representative Richard Neal introduced a tax bill (the "Bill") before the House Ways and Means Committee that would apply to "prepaid derivative contracts" acquired after the date of enactment of the Bill. The Bill, if enacted, would apply to certain derivative financial contracts with a term of more than one year, where there is no substantial likelihood that the taxpayer will be required to pay any additional amount thereunder, and would require the holder of such a contract to include as interest income each year in respect of such contract an amount determined by reference to the monthly U.S. federal short-term rate determined under Code section 1274(d). A holder's tax basis in such contract would be increased by the amount so included. Any gain (either at maturity or upon sale) with respect to contract would be treated as long-term capital gain if the contract is a capital asset in the hands of the holder and such holder has held the contract for more than one year. Any loss would be treated as ordinary loss to the extent of prior interest accruals.

While the Bill, if enacted, would not apply to the securities (due to its prospective effective date), it is not possible to predict whether any tax legislation that may ultimately be enacted will apply to your securities (possibly on a retroactive basis). You are urged to consult your tax adviser regarding the Bill and any future tax legislation that may apply to your securities.

Backup Withholding and Information Reporting

A holder of the securities (whether a U.S. Holder or a Non-U.S. Holder) may be subject to information reporting requirements and to backup withholding with respect to certain amounts paid to such holder unless it provides a correct taxpayer identification number, complies with certain certification procedures establishing that it is not a U.S. Holder or establishes proof of another applicable exemption, and otherwise complies with applicable requirements of the backup withholding rules.

Supplemental Plan of Distribution

Under the terms of distribution agreements with JPMSI and JPMorgan Chase Bank, N.A., each dated as of June 18, 2008, JPMSI and JPMorgan Chase Bank, N.A. will act as placement agents for the notes. JPMSI will receive a fee from Credit Suisse or one of our affiliates that will not exceed 1% of the principal amount of the notes.

We estimate that our out-of-pocket expenses for this offering will be approximately $2,000. Please refer to "Plan of Distribution" of the accompanying product supplement.

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Credit Suisse